UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 20, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: October 22, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES UPDATE ON THE ESMERALDA MILL, HOLLISTER PROJECT

October 20, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that the Nevada Division of Environmental Protection (NDEP) has granted approval of the Esmeralda Water Pollution Control Permit, allowing the Company to continue with the next phase of the Esmeralda Mill expansion. The Esmeralda Mill is part of the Company's Hollister Project in northeastern Nevada.

The next phase of mill development includes construction, installation and commissioning of the Gekko System, an In-Line Leach Reactor (ILR) which optimizes the recovery of gold from high grade concentrate streams. In addition to concentrate leaching in an ILR, the Gekko system includes a gravity and flotation section, which will capture free gold and silver up front, thereby reducing the feed grade to the process flow.

Esmeralda's ILR was shipped from Australia and arrived at site on September 25. Construction of the building and assembly of the components is expected to be completed in the fourth quarter, enabling high metal recoveries at Esmeralda's milling facilities.

On September 9, 2009, the Esmeralda Mill started processing its first Hollister ore. As at October 4, 2009, a total of 5,502 tons of ore had been processed. The Hollister stockpiles are being sequentially depleted - low grade first, medium grade second, and then the high grade at a rate of over 240 tons per day. Low grade ore was selected to start the mill to reduce the risk of poor recoveries during commissioning. The high grade ore is planned for delivery at Esmeralda during the second week of October.

The mill has averaged 217 tons per day since start up but, more importantly, for the 14 days up to October 4, the mill averaged 267 tons per day. Mill availability has increased to over 95%. An estimated 405 ounces of gold and 2,955 ounces of silver are in process and, when concentrated, will be forwarded to a refinery for recovery.

President and CEO Ferdi Dippenaar commented: "NDEP's recent approval allows for installations for the Gekko System, including the extension of the current mill building to accommodate the System, a 50-foot thickener, a lime slaker system and a Genset to commence, thereby keeping to the project schedule. The completion of this phase of expansion paves the way to match processing capacity with the mining underway. The Hollister Project has suffered from the lack of consistent milling capacity, which also has impacted on the market's understanding of the overall operational performance. The Esmeralda Mill is expected to significantly reduce processing costs and assist in improved reporting and feedback on Project and Company performance."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin Gold, and a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, has reviewed and approved the information and this news release.

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.